

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Shaun Ryan
Deputy General Counsel
Moderna, Inc.
200 Technology Square
Cambridge, MA 02139

> **Re:** **Moderna, Inc.**
> **Form 10-Q Filed October 30, 2020**
> **Exhibit 10.1, 10.2, and 10.3**
> **File No. 001-38753**

Dear Mr. Ryan,

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Sincerely,

Division of Corporation Finance